San Francisco & New York

Jason R. Sanderson, Esq.

Partner

sanderson@braunhagey.com

January 8, 2021

VIA EDGAR TRANSMISSION

Ronald E. Alper, Attorney

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549-3233

Re:	890 5th Avenue Partners, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 6, 2021

File No. 333-251650

Dear Mr. Alper:

On behalf of our client, 890 5th Avenue Partners, Inc., a Delaware corporation (the “Company”), we submit this letter in response to verbal comments of the staff (the “Staff”) of the Office of Real Estate & Construction of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) delivered to us on January 7, 2021 (the “Telephone Comments”), relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).

The Company has filed today via EDGAR an Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). The changes reflected in the Amended Registration Statement include those made in response to the Staff’s Telephone Comments and other changes intended to update the information set forth therein. We are sending to the Staff under separate cover a copy of the Amended Registration Statement, including a copy marked to show the changes from the Registration Statement.

For your convenience, we have paraphrased below in bold the Staff’s Telephone Comments, followed by the Company’s responses thereto (including page references to the Amended Registration Statement).

San Francisco 351 California Street, 10th Floor San Francisco, CA 94104 Tel. & Fax: (415) 599-0210	New York 7 Times Square, 27th Floor New York, NY 10036-6524 Tel. & Fax: (646) 829-9403

Securities and Exchange Commission

January 8, 2021

Risk Factors

Our warrant agreement will designate the courts of the State of New York…, page 64

1.	We note your disclosure indicates that your warrant agreement will include a forum selection provision that identifies the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for actions and proceedings, but that suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder will be subject to exclusive federal jurisdiction. Please revise your warrant agreement to provide that suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder are not subject to the forum selection provision.

The Company acknowledges the Staff’s Telephone Comment above and has revised the forum selection provision in section 9.3 of the warrant agreement to include the following:

Notwithstanding the foregoing, this Section 9.3 shall not apply to actions brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Principal Stockholders, page 125

2.	Please identify the members of the Board of Directors of Craig-Hallum Capital Group LLC, which you have disclosed controls Craig-Hallum Capital Group LLC.

The Company acknowledges the Staff’s Telephone Comment above and has revised the disclosure in footnote 6 on page 126 as follows to identify the members of the Board of Directors of Craig-Hallum Capital Group LLC:

Includes shares held by certain affiliates of Craig-Hallum Capital Group LLC. The Board of Directors of Craig-Hallum Capital Group LLC (the “CH Board”) controls Craig-Hallum Capital Group LLC: Brad Baker, Steve Dyer, William Hartfiel III, Kevin Harris, James Zavoral and Tom Emmel. There are 6 members of the CH Board. Each member of the CH Board has one vote, and majority approval is required to approve an action. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no individual member of the CH Board controls Craig-Hallum Capital Group LLC or exercises voting or dispositive control over any of the securities held by Craig-Hallum Capital Group LLC, even those in which he or she holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares. The business address of each of Craig-Hallum Capital Group LLC and its affiliates is 222 South Ninth Street, Suite 350, Minneapolis, MN 55402.

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Securities and Exchange Commission

January 8, 2021

If you have any questions or comments concerning the Amended Registration Statement or this response letter, please do not hesitate to call me at (415) 858-1332 or Daniel J. Harris at (415) 599-0215.

Very truly yours,

/s/ Jason R. Sanderson

Jason R. Sanderson

Cc:	Adam Rothstein, 890 5th Avenue Partners, Inc. (via e-mail)